UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form-U: Progress Update
☐ Form C/A: Amend to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-A-TR: Termination of Reporting

Name of issuer
Balloonr, Inc. (f/k/a Balooner Inc., Balooner, LLC)

Legal status of issuer

   Form
   Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   June 3, 2015

Physical address of issuer
268 Bush Street, Suite 3936, San Francisco, CA 94941

Website of issuer
https://getballoon.com

Current number of employees
3

	2019 fiscal year-end	**2018 fiscal year-end**
Total Assets	$1,397,463.00	$424,187.00
Cash & Cash Equivalents	$994,902.00	$5,301.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$70,940.00	$101,888.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$94,322.00	$124,385.00
Cost of Goods Sold	$150,387.00	$72,812.00
Taxes Paid	$0.00	$800.00
Net Income	($1,008,473.00)	$(415,916)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands, Canada


February 15, 2022

FORM C-AR

Balloonr, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Balloonr, Inc. (d/b/a Balloon, f/k/a Baloonr Inc., Baloonr, LLC), a Delaware Corporation (the "***Company***," as well as references to "***we***," "***us***," or "***our***"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://balloonr.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-A is February 15, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure
This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in

connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Balloonr, Inc. (the "*Company*" or "*Balloon*" or "*Balloonr*") is a Delaware corporation, formed on June 3, 2015. The Company was formerly organized as Baloonr, LLC, and Ohio limited liability company, on January 22, 2014, and converted to a Delaware corporation known as Baloonr, Inc. on June 3, 2015. The Company amended its name to Balloonr, Inc. on March 22, 2018.

The Company is located at 268 Bush Street, Suite 3936, San Francisco, CA 94941.

The Company's website is https://getballoon.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Balloon is a software platform that removes the costliest group dynamics and cognitive biases (groupthink, anchoring, etc.) from collaboration, decision-making, and innovation. As a result, companies and organizations are able to balloon otherwise unreachable wisdom and foster a true idea meritocracy.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

6

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by adhering to industry standards for technical infrastructure and information security. We also meet or exceed all regulatory requirements, including the European Union's General Data Protection Regulation.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Amanda Greenberg and Noah Bornstein who are Chief Executive Officer and Chief Technology Officer of the Company. The Company has or intends to enter into employment agreements with Noah Bornstein and Amanda Greenberg although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Noah Bornstein and Amanda Greenberg or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Noah Bornstein and Amanda Greenberg in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Noah Bornstein and Amanda Greenberg die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity and uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and, in the future, various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies that can enhance our product offerings, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components, and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product development delays and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy and internet usage may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new features and innovations in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Future competitors may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

BUSINESS

Description of the Business

Balloon is a software platform that removes the costliest group dynamics and cognitive biases (groupthink, anchoring, etc.) from collaboration, decision-making, and innovation. As a result, companies and organizations are able to balloon otherwise unreachable wisdom and foster a true idea meritocracy.

Business Plan

Our product, Balloon, is a software platform that helps to remove the costliest cognitive biases from collaboration, innovation, and decision-making. Balloon is a cloud-based app (web and iOS) that is sold as a subscription (SaaS) to teams, companies, and organizations across diverse industries. Teams and companies of various sizes purchase Balloon for use. The Company will continue to expand its platform with new features, integrations, and other capabilities to better support our customers and drive stronger and stronger outcomes.

The Company sells software subscriptions directly to businesses and organizations through its online website and in-house business development team. Accompanying services such as Customer Success, Customer Support, Single Sign On and other software integrations are sold alongside the subscriptions and typically account for 20-25% of each sale.

History of the Business

At the company's inception, the Balloon founding team conducted and reviewed research to identify the core flow of the product that would provide psychological safety and result in higher quality, quantity, and diversity of information being shared. The team built and released an MVP and secured beta and piloting customers to gather product feedback and conduct market research. During that time, the founding team raised pre-seed funding and completed a couple of startup accelerator programs.

The Company designed and developed a new version of its software application, which was released in Q4 2018. The new version included an improved user experience and technical extensibility, for future feature development. In August 2019, the company raised $2.1m in seed financing. In 2021, Balloon created two add-on service offerings: Facilitated Flights and Managed Flights.

The Company's Products and/or Services

Product / Service	Description	Current Market
Balloon Application	Balloon is a cloud-based software application to surface and prioritize ideas, information, and feedback from any group. It mitigates the most costly group dynamics so that all ideas are evaluated on their merits.	Balloon is used by a wide range of users, teams, companies, and organizations across industries. Our customers include Fortune 50 companies, startup and mid-market technology companies, universities, and hospitals.
Facilitated Flights	Balloon team facilitates use of the Balloon platform on the customer's behalf - either in a live, webinar format or asynchronously - and: • Guide the meeting and Balloon collaborative process • Encourage participation and collaboration to meet agreed-upon goals • Introduce the platform to participants and provide live support • Ensure effectiveness of platform usage	Facilitated Flights are sold as an add-on service, primarily for enterprise and mid-market customers. The Balloon team currently runs Facilitated Flights for a handful of our existing customers already subscribed to, and using, the Balloon Application.
Managed Flights	Managed Flights are a four-phase approach where the Balloon team plans, sets up, and facilitates use of the Balloon platform, and then compiles a report from the results tailored to customer goals and objectives. Managed Flights allow the Balloon team to drive best practices of the platform, and provide in-depth analysis, while saving the customer even more time.	Managed Flights are sold as an add-on service, primarily for enterprise and mid-market customers. The Balloon team currently runs Managed Flights for a handful of our existing customers already subscribed to, and using, the Balloon Application.

In addition to the Balloon Application described above, the Company is designing a developing software that leverages data, artificial intelligence, and machine learning. This software will initially be leveraged internally for advanced analysis in Managed Flight reports, provide our customers with unique insights about their company, organization, operations, and culture. In the future, this technology could be built into the core Balloon application.

Competition

Depending on the use case, our primary competitors are non-digital processes like sticky note exercises or digital communication platforms like e-mail.

The broad market for business collaboration software is competitive, but we are creating a new category within the space. In most of the segments in which we sell our product, we are competing against manual processes or general collaboration software. We are uniquely positioning the Company and our leadership to establish both a strong visionary role, and market position, in the new software category we are creating.

Supply Chain and Customer Base

As our primary business is Software as a Service ("*SaaS*"), we do not have a strong reliance on any specific suppliers to provide our core product and services. We use Amazon Web Services for technology infrastructure and web hosting, Mixpanel and Google Analytics for analytics, and Intercom for customer success and support. Our most important asset is our people. We look to hire exceptional talent at all levels and positions within the Company, to enhance our competitiveness, continue to build innovative products, and expand our entry into the market.

Our customers include users, teams, companies, and organizations from a wide range of functional areas and industries, including Fortune 50 companies, tech startups, mid-market technology companies, universities, and hospitals.

Intellectual Property

Trademarks

Trademark: 'BALOONR'
Registration Number: 4969145
Goods/Services Description: Computer services, namely, creating virtual communities for registered users to organize groups and events, participate in discussions, and engage in business and community networking; platform as a service (PAAS) featuring computer software for anonymous web sharing of content, anonymous distribution of content via a global computer network or the Internet, and for providing on-line reviews of published and distributed content; providing an online interactive website featuring technology that enables users to publish and distribute their own content and ideas on-line and provide on-line reviews and commentary from other users on content and ideas.
File Date: October 6, 2013
Registration Date: May 31, 2016
Jurisdiction: USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, as well as to the laws and regulations of international countries and bodies, such as the European Union (the "*EU*"). These laws and regulations are subject to change. Specifically, as an internet and technology business, the Company is subject to the California Online Privacy Protection Act of 2003, as amended, ("*CalOPPA*"), the US Federal Children's Online Privacy Protection Act ("*COPPA*"), and the European Union's General Data Protection

Regulation ("*GDPR*"). None of these existing regulations create any significant burden or material risk for the Company.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 268 Bush Street, Suite 3936, San Francisco, CA 94941.

The Company has no additional addresses.

The Company conducts business throughout the U.S. and its headquarters are located in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Noah Bornstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Technology Officer (01/22/2014 - current); Vice President (01/22/2014 - current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2015 - Current

Technology Entrepreneur: Chief Technology Officer, Vice President and Co-Founder, Balloonr, Inc.

Responsibilities: Oversee all technical aspects of the company, including developing the company's strategy for using technological resources and executing on product development.

Education

Carnegie Mellon University: Masters of Human-Computer Interaction;
Miami University: Non-degree, computer science
International Academy of Design and Technology: BFA, Recording Arts

Name

Amanda Greenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, Secretary and Treasurer (01/22/2014 - current); President (01/22/2014 - current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2015 – Current

Technology Entrepreneur: Chief Executive Officer, President and Co-Founder, Balloonr, Inc.

Responsibilities: Create, plan, implement, and integrate the strategic direction of the company, including all components and departments of the business.

Education

University of North Carolina-Chapel Hill, Gillings School of Global Public Health: Master's of Science in Public Health, Environmental Sciences & Engineering
Dartmouth College: AB, Environmental Studies

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Noah Bornstein

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Chief Technology Officer (01/22/2014 - current); Vice President (01/22/2014 - current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2015 - Current

Technology Entrepreneur: Chief Technology Officer, Vice President and Co-Founder, Balloonr, Inc.

Responsibilities: Oversee all technical aspects of the company, including developing the company's strategy for using technological resources and executing on product development.

Education

Carnegie Mellon University: Masters of Human-Computer Interaction;
Miami University: Non-degree, computer science
International Academy of Design and Technology: BFA, Recording Arts

Name

Amanda Greenberg

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, President, Secretary and Treasurer (01/22/2014 - current); President (01/22/2014 - current)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2015 - Current

Technology Entrepreneur: Chief Executive Officer, President and Co-Founder, Balloonr, Inc.

Responsibilities: Create, plan, implement, and integrate the strategic direction of the company, including all components and departments of the business.

Education

University of North Carolina-Chapel Hill, Gillings School of Global Public Health: Masters of Science in Public Health, Environmental Sciences & Engineering
Dartmouth College: AB, Environmental Studies

Indemnification

Indemnification of the Company's directors, officers or controlling persons acting in their professional capacity is authorized by the Company pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 3 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company is authorized to issue two classes of stock designated as common stock and preferred stock. The total number of shares that the Company is authorized to issue is 41,800,000 shares. The total number of common stock authorized to be issued is 28,000,000, par value $0.0001 per share ("**Common Stock**"). The total number of shares of preferred stock authorized to be issued is 13,800,000, par value $0.001 per share ("**Preferred Stock**"), of which 12,800,000 shares are designed as "**Series Seed Preferred Stock**" and 1,000,000 shares are designated as "**Series Seed-1 Preferred Stock**."

Common Stock

As of the date of this Form C-AR, the Company has issued an aggregate of 8,500,000 shares of Common Stock to three (3) holders of record in exempt offerings of securities under Section 4(a)(2) of the Securities Act of 1933, as amended (the "**Securities Act**"). Additionally, 101,010 options issued by the Company to purchase Common Stock have been exercised. See "*Employee Stock Option Plan*" section below for description of options issued by the Company. 8,601,010 shares of Common Stock are issued and outstanding.

Voting Rights of Common Stockholders:

Each share of Common Stock has one vote. Directors then in office holding a majority of the votes (or such greater number required by applicable law) of all directors then in office shall constitute a quorum for the transaction of business. The vote of directors holding a majority of votes present at a meeting at which a quorum is present shall be the act of the board of directors. Unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the board of directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

A description of the Common Stock issued and outstanding is as follows:

On June 3, 2015, pursuant to Section 4(a)(2) exemption under the Securities Act, Ms. Amanda Greenberg purchased 4,080,000 shares of the Company's Common Stock for aggregate proceeds of $408.00, at a purchase price of $0.0001 per share.

On June 3, 2015, pursuant to Section 4(a)(2) exemption under the Securities Act, Mr. Noah Bornstein purchased 3,910,000 shares of the Company's Common Stock for aggregate proceeds of $391.00, at a purchase price of $0.0001 per share.

On June 3, 2015, pursuant to Section 4(a)(2) exemption under the Securities Act, DreamIt Fund II, L.P. purchased 510,000 shares of the Company's Common Stock for aggregate proceeds of $25,000.00, at a purchase price of $0.0490 per share. These shares were fully vested at the time of purchase.

The 2017 Advisory Network Access and Consulting Agreement

On May 13, 2017, the Company entered into an Agreement with a service provider, whereby in exchange for services, the Company granted the option to invest up to $250,000 in the Company at the Company's next equity financing on the same terms as other investors in that equity financing. As additional compensation, the Company granted the option to purchase 1% of the outstanding common stock at a price no less than the fair market price as determined by the Board of Directors as of the date of the grant, governed by the terms and conditions of the Employee Stock Option Plan. On December 22, 2017, the service provider exercised its option to purchase 101,010 shares of Common Stock at a price per share of $0.12299. At the time of this Form C-AR, the option to invest up to $250,000 in the Company's next equity financing has not been exercised.

Preferred Stock

As of the date of this Form C-AR, the Company has issued 11,141,270 shares of Series Seed Preferred Stock to thirty (30) holders of record and 204,514 shares of Series Seed-1 Preferred Stock to two (2) holders of record, for a total of 11,345,784 of Preferred Stock issued and outstanding. As of the date of this Form C-AR, there are 11,345,784 shares of Preferred Stock issued and outstanding. In addition to the "*2019 Sale of Series Seed Preferred Stock*" section immediately below, see the "*Conversion of the Convertible Promissory Notes to Series Seed Preferred Stock*" section and the "*Conversion of the SAFEs to Series Seed Preferred Stock and Series Seed-1 Preferred Stock*" section below for more information on the Company's Preferred Stock issued and outstanding.

2019 Sale of Series Seed Preferred Stock

On May 21, 2019, pursuant to an offering under Regulation D under the Securities Act, the Company issued 3,199,077 shares of series seed preferred stock (the "**Series Seed Preferred Stock**") in consideration for the aggregate proceeds of $1,160,998.00. The Company conducted a subsequent closing in connection with the sale of an additional 1,974,471 shares of Series Seed Preferred Stock for aggregate proceeds of $253,898.26.

Right to Dividends

The holders of shares of Preferred Stock are entitled to receive dividends as set forth in the Company's Restated Certificate of Incorporation, filed with the Delaware secretary of state on May 21, 2019 (the "**Restated Certificate**").

Liquidation Preference

In the event of a liquidation event, the holders of shares of Preferred Stock shall be entitled to receive out of the proceeds or assets of the Company available for distribution to its stockholders, prior to the distribution of any proceeds to holders of Common Stock.

Conversion

Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, and without the payment of additional consideration by the holder thereof, at the original issue price applicable to such series of Preferred Stock. Each share of Preferred Stock shall automatically convert into shares of Common Stock in the event of a qualified public offering, as described further in the Restated Certificate.

Voting Rights

The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of the Common Stock.

Employee Stock Option Plan

The Board of Directors has also adopted an equity incentive plan for the Company's employees and managers (the "*Plan*"). Pursuant to the Plan, 3,926,857 shares of Common Stock are allocated in the form of stock options and restricted stock awards to employees and managers. As soon as stock and/or options are granted under said Plan, the ownership percentages of other holders of the Company's Common Stock will be diluted.

As of the date of this Form C-AR, 307,577 Options (as defined below) are issued and outstanding pursuant to said Plan, as further described below. 3,619,280 shares of Common Stock are currently reserved for future awards.

Options Issued under the Plan

From January 2016 through December 2021, the Company issued a series of nonqualified stock option grants to 11 key employees and advisors pursuant to the Plan for the aggregate purchase of 509,597 shares of the Company's Common Stock for a purchase price of $0.12 per share (together, collectively the "*Options*"). Of the 509,597 issued and non-cancelled Options granted, 307,577 remain subject to vesting and 101,010 have been exercised. The exercise of the 307,577 remaining Options may limit, dilute, or qualify the Crowd SAFEs.

Warrants

On January 18, 2016, in reliance of Regulation D, Rule 506(b) of the Securities Act, the Company granted a single investor (the "*Warrant Holder*") the right to purchase 101,010 shares of the Company's Common Stock for a purchase price of $0.12299 (the "*Warrant Shares*"). At the option of the Warrant Holder, the Warrant vested and became exercisable in increments of 20,202 between January 31, 2016 and May 31, 2016. The Warrant contains an exercise period of ten years. The proceeds of the Warrant sale were intended to be allocated to R&D and employee salaries. The Warrants have not been exercised and may limit, dilute, or qualify the Crowd SAFEs as a result of certain purchase rights granted to Warrant Holder.

Additionally, on June 9, 2017, in reliance on the Section 4(a)(2) exemption under the Securities Act, the Company granted EVPI Investments I LP – Series 2 (the "*EVPI Warrant Holder*") the right to purchase seven-tenths of one percent (0.70%) of the issued and outstanding Common Stock of the Company as of the date of exercise of this Warrant (the "*Exercise Date*") based on the Company's fully diluted capitalization (such number of shares, the "*Warrant Shares*"), at an aggregate exercise price equal to the number of Warrant Shares issuable under this Warrant multiplied by the Exercise Price (the "*Aggregate Exercise Price*"). The exercise price per Warrant Share (the "*Exercise Price*") shall equal the quotient represented by (x) $8.0 million divided by (y) as of immediately prior to the exercise of this Warrant, the aggregate issued and outstanding shares of the Common Stock, assuming conversion or exercise of all outstanding options, warrants and convertible securities, excluding this Warrant but including any shares reserved for grant under any equity incentive or similar plans of the Company (the "*Fully Diluted Capitalization*"). On June 26, 2018, the Company and the EVPI Warrant Holder amended the terms of the EVPI Promissory Note (described below), effective July 1, 2018, to increase the purchase right under this Warrant from 0.70% to 1.4% of the issued and outstanding Common Stock of the Company. This Warrant shall be exercisable on and after the date of its issuance and shall expire, without notice, at 5:00 p.m., New York time, on June 9, 2027 (the "*Expiration Date*"). The Warrant has not been exercised and may limit, dilute, or qualify the Crowd SAFEs as a result of certain purchase rights granted to EVPI Warrant Holder.

Convertible Securities

Convertible Notes

The October 2014 to January 2016 Convertible Notes

Between October 2014 and January 2016, the Company issued nine (9) convertible promissory notes to nine investors for the aggregate principal amount of $275,000 under Section 4(a)(2) or Regulation D, Rule 506(b) of the Securities Act. The convertible notes accrued interest at a rate of 2.0% or 5.0% per annum. These convertible notes originally had maturity dates ranging from December 11, 2017 to January 31, 2020. On July 2, 2018, the maturity dates of these convertible notes were extended to January 31, 2020, at which time the outstanding principal amount of and all accrued interest under each Convertible Note (the "*Principal Balance*") automatically converted into equity securities of the Company at a price per share equal to the lesser of: (i) 80% of the price per share of the Preferred Shares sold in the Qualified Equity Financing (defined therein); or (ii) $5,000,000 (the "*Target Valuation*") divided by the Fully-Diluted Capitalization ((i) or (ii), as applicable, the "*Conversion Price*"). The total number of shares issuable upon conversion pursuant to each Convertible Note was determined by dividing the relevant Convertible Note's principal balance by the Conversion Price, rounded to the nearest whole share (the "*Total Shares*"). The Total Shares will consist of: (A) that number of Preferred Shares obtained by dividing (1) the Principal Balance by (2) the price per share of the Preferred Shares ("*Investor Preferred Shares*") and (B) that number of shares of Common Stock of the Company equal to the Total Shares minus the Investor Preferred Shares.

The November 2017 Convertible Note

In November 2017, the Company issued a convertible promissory note to one investor for the aggregate principal amount of $5,000 under Section 4(a)(2) or Regulation D, Rule 506(b) of the Securities Act. The convertible note accrued interest at a rate of 5.0% per annum. This convertible note had a maturity date of November 2, 2019 (the "*Maturity Date*"), at which time the outstanding principal amount of and all accrued interest under the convertible note (the "*Principal Balance*") converted, at the election of the noteholder, into equity securities of the Company at a price per share equal to the quotient of $5,000,000 (the "*Target Valuation*") divided by the Fully-Diluted Capitalization (the "*Conversion Price*").

The 2018 Convertible Notes

Between January 2018 and December 2018, the Company issued convertible promissory notes (the "*2018 Notes*") to investors for the aggregate principal amount of $466,873.48 (the "*Principal Balance*") under Regulation D, Rule 506(b) of the Securities Act. The convertible notes accrues interest at a rate of 5.0% per annum. The convertible note had a maturity date of January 31, 2020 (the "*Maturity Date*"), at which time at the option and upon the election of the Requisite Investors, it will convert into Common Stock of the Company at a price per share equal to the quotient obtained by dividing (x) $5,000,000 by (y) the Fully-Diluted Capitalization.

In the event the Company consummates, prior to the Maturity Date, an equity financing pursuant to which it sells any series of its equity securities (the "*Preferred Shares*") with an aggregate sales price of not less than $1,000,000, excluding any and all convertible indebtedness which is converted into Preferred Shares, and with the principal purpose of raising capital (a "*Qualified Equity Financing*"), then the outstanding principal amount of and all accrued interest under this Note (the "*Principal Balance*") shall automatically convert into equity securities of the Company at a price per share equal to the lesser of: (i) 80% of the price per share of the Preferred Shares sold in the Qualified Equity Financing; or (ii) $5,000,000 (the "*Target Valuation*") divided by the Fully-Diluted Capitalization ((i) or (ii), as applicable, the "*Conversion Price*"). The total number of shares issuable upon conversion pursuant to this Section 4(a) will be determined by dividing the Principal Balance by the Conversion Price, rounded to the nearest whole share (the "*Total Shares*"). The Total Shares will consist of: (A) that number of Preferred Shares obtained by dividing (1) the Principal Balance by (2) the price per share of the Preferred Shares ("*Investor Preferred Shares*") and (B) that number of shares of Common Stock of the Company equal to the Total Shares minus the Investor Preferred Shares.

Conversion of the Convertible Promissory Notes to Series Seed Preferred Stock

On May 21, 2019, the principal and interest on all of the convertible notes mentioned above converted into 5,025,810 shares of Series Seed Preferred Stock at an average conversion price of $0.18 per share.

SAFEs

The 2016 KISS-A SAFE

On October 31, 2016, under the Section 4(a)(2) exemption under the Securities Act, the Company issued a KISS-A (the "*2016 KISS-A SAFE*") to 500 Startups IV, L.P., a Delaware limited partnership ("*500 Startups*") in the amount of $150,000. Under the terms and conditions of the KISS-A, the KISS-A converts upon the occurrence of various events, including upon the Company's next equity financing of $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale) into the Company's capital stock in an amount equal to 6% of the Company's fully diluted capitalization immediately following the next equity financing, or following a corporate transaction; however, upon a corporate transaction, the Company may elect to pay holder an amount equal to 2 times the Purchase Price. Additionally, the 18 months from the date of issuance, the holder may elect that the KISS-A be converted into a number of conversion shares equal to 6% of the fully diluted capitalization of the Company immediately following the conversion. The holder is entitled to information rights, right of first offer, participation rights in the next equity financing and observer rights to attend all meetings the Company's board. The proceeds from this offering were used for R&D and to pay employees' salaries.

On May 21, 2019, the 2016 KISS-A SAFE converted into 849,110 shares of Series Seed preferred Stock at a conversion price of $0.18 per share.

The February 2017 SAFEs

On February 27, 2017 and March 30, 2017, the Company issued two SAFEs to two investors for the aggregate principal amount of $50,000.00 under Section 4(a)(2) of the Securities Act (the "*2017 SAFEs*"). The 2017 SAFEs converted upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issued and sold

Preferred Stock at a fixed pre-money valuation, at which time the Company automatically issued to the investors a number of shares of Series Seed-1 Preferred Stock equal to $50,000.00 divided by the Conversion Price. The proceeds of this offering were used for R&D and to pay employees' salaries. On or about May 21, 2019, the 2017 SAFEs terminated and converted to 204,514 shares of Series Seed-1 Preferred Stock in connection with the Series Seed Preferred Stock financing.

On May 21, 2019, the 2017 SAFEs converted into 204,514 shares of Series Seed-1 Preferred Stock at an average conversion price of $0.24 per share.

The 2018 Regulation Crowdfunding SAFEs

On June 19, 2018, the Company commenced an offering of convertible securities in the form of units of simple agreement for future equity (the "*Crowd SAFEs*"), Section (4)(a)(6) of the Securities Act (the "*2018 CF Offering*") upon filing its Form C dated June 19, 2018, as amended on July 3, 2018, October 22, 2018, January 14, 2019, and January 22, 2019. The Company raised $185,395 from 408 investors in the 2018 CF Offering. In addition, the Company issued Crowd SAFEs to OpenDeal, Inc. dba Republic equal to two percent (2%) of the total number of Crowd SAFEs sold by the Company in the 2018 CF Offering, as compensation for its funding portal services in connection with the 2018 CF Offering. As of the date of this Form C-AR, the Crowd SAFEs remains outstanding and have not converted to capital stock.

The 2021 SAFEs

Between May 2021 and December 2021, the Company issued seven (7) SAFEs to six (6) investors for an aggregate amount of $565,700.00 under Section 4(a)(2) of the Securities Act (the "*2021 SAFE Offering*"). The SAFEs convert upon a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation, at which time the Company will automatically issue to the investors a number of shares of Safe Preferred Stock equal to $565,7000.00 divided by the Conversion Price. Currently, the SAFEs are outstanding. The proceeds of this offering were used for R&D and to pay employees' salaries. The conversion of the SAFEs may limit, dilute or qualify the Crowd SAFEs issued in the 2018 CF Offering as a result of certain purchase rights granted to its holders.

Debt

The Company has the following outstanding debt:

Type of debt	United States Small Business Administration (the "**SBA**") Paycheck Protection Program Note (the "**SBA Loan**")
Name of creditor	Silicon Valley Bank
Amount outstanding	$90,184
Interest rate and payment schedule	1.00% per annum
Amortization schedule	There are no payments due on the SBA Loan from the date the SBA Loan was approved (2.4.2021) until the earlier of (a) such time as a forgiveness amount is remitted to Silicon Valley Bank from the SBA, (b) such time as the SBA determines the SBA Loan is not eligible for forgiveness, in whole or in part, or (c) if Balloon fails to properly apply for forgiveness pursuant to Section 1106 of the CARES Act, as amended, including by submitting an incomplete loan forgiveness application, prior to the date that is 16 months from the date the SBA Loan was approved, the date 16 months from the date the SBA Loan was approved (the "**Deferral Period**"). Commencing on the date which is one month after the expiration of the Deferral Period, payments are to be made monthly up to Maturity date.
Maturity date	60 months from the date the SBA Loan was approved.

Valuation

The Crowd SAFEs sold by the Company convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company. Based on the price of the securities, there was no value ascribed to the Company prior to the sale of such securities.

Ownership

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We expect to reach profitability in the next 12 months following receipt of proceeds from an upcoming securities offering. We are currently focusing our resources on rapid product development and business development. Our business objectives are to: quickly establish product-market-fit with new service offerings, achieve $1,000,000 in annual recurring revenue by year end, and create a new category in the enterprise collaboration software market.

The Company incurred operating expenses of $431,098 and $958,499 for the years ended on December 31, 2018 and December 31, 2019, respectively. The Company generated $51,573 and ($56,065) in the fiscal years ending in 2018 and 2019, respectively, resulting in a net loss of $415,916, and net loss of $1,008,473 in fiscal years ending in 2018 and 2019, respectively. The Company incurred general and administrative expenses, including expenses associated with bank charges and fees, meals and entertainment, office supplies and software, shipping, freight and delivery, and uncategorized expenses of $175,001 and $372,929 in fiscal years ending in 2018 and 2019, respectively, and incurred expenses for advertising and marketing of $158,111 and $429,375 in fiscal years ending in 2018 and 2019, respectively.

Liquidity and Capital Resources

On January 23, 2019, the Company conducted an offering pursuant to Regulation CF (i.e., the 2018 CF Offering) and raised $185,395.

The Company has the following additional sources of capital other than the proceeds from the 2018 CF Offering: capital raised from the issuance of Preferred Stock (see the "*Preferred Stock*" and the "*2019 Sale of Series Seed Preferred Stock*" sections above), convertible notes (see the "*Convertible Notes*" section above), the KISS-A SAFE, the 2017 SAFEs, the Crowd SAFEs, and the SAFEs sold in the 2021 SAFE Offering (see the "*SAFEs*" section above), and Warrant Shares (see the "*Warrant*" section above).

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of

20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loan agreement by and between Balloonr, Inc. and Noah Bornstein, dated July 18, 2017, in the principal amount of $35,000 and the corresponding agreement regarding forgiveness of debt by and between Balloonr, Inc. and Noah Bornstein, dated July 18, 2017, in the principal amount of $35,000.

Loan agreement by and between Balloonr, Inc. and Noah Bornstein, dated June 28, 2017, in the principal amount of $10,000 and the corresponding agreement regarding forgiveness of debt by and between Balloonr, Inc. and Noah Bornstein, dated June 28, 2017, in the principal amount of $10,000.

Conflicts of Interest

The Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations, and its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Amanda Greenberg
(Name)

Director, President, Secretary, Treasurer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Amanda Greenberg
(Name)

Director, Chief Executive Officer
(Title)

2/15/21
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____

(Signature)

Noah Bornstein
_____

(Name)

Director, Chief Technology Officer
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

_____

(Signature)

Noah Bornstein
_____

(Name)

Director, Chief Technology Officer
_____

(Title)

_____ 2/15/21
_____

(Date)

EXHIBITS
Exhibit A   Financial Statements

EXHIBIT A
Financial Statements



Balloonr, Inc.
(dba "Balloon")

Financial Statements (Unaudited)

For the Years Ended December 31, 2018 and 2019

Together with Independent Accountants' Review Report

Index to Financial Statements (Unaudited)



The Board of Directors of Balloonr, Inc.

We have reviewed the accompanying financial statements of Balloonr, Inc., a Delaware corporation (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Marpé Finance & Accounting
December 14, 2021

Balance Sheets
(UNAUDITED)

	December 31,	
	2018	**2019**
Assets		
Current assets		
Cash	$ 5,301	$ 994,902
Other current assets	31,625	16,456
Total current assets	36,926	1,011,358
Equipment, net	3,048	4,567
Capitalized software development costs	86,491	90,351
Other noncurrent assets	297,722	291,187
Total assets	$ 424,187	$ 1,397,463
Liabilities and Stockholders' Equity		
Current liabilities		
Accrued liabilities	$ 33,284	$ 52,308
Revolving debt	15,615	6,227
Current portion of long-term note payable	35,246	-
Deferred revenues	17,743	12,405
Total current liabilities	101,888	70,940
Note payable, long-term	28,491	-
Convertible notes payable	722,313	-
Simple Agreements for Future Equity ("SAFEs")	200,000	-
Crowdfunding SAFEs	50,000	185,395
Series Seed Convertible Preferred Stock	-	1,135
par value of $0.0001 per share; 13,800,000 shares authorized; 11,345,784 shares issued and outstanding as of December 31, 2019		
Common Stock	860	860
par value of $0.0001 per share; 28,000,000 shares authorized; 8,601,010 shares issued and outstanding as of December 31, 2019		
Additional paid-in capital	464,718	3,291,689
Accumulated deficit	(1,144,083)	(2,152,556)
Stockholders' equity (deficit)	(678,505)	1,141,128
Total Liabilities and Stockholders' Equity	$ 424,187	$ 1,397,463

The accompanying notes are an integral part of these financial statements.

1

Statements of Operations
(UNAUDITED)

	Year Ended December 31,		
	2018		2019
Revenues	$ 124,385	$	94,322
Cost of revenues	72,812		150,387
Gross profit (loss)	51,573		(56,065)
Operating expenses			
Sales & marketing expenses	158,111		429,375
Research & development expenses	97,986		156,195
General & administrative expenses	175,001		372,929
Total operating expenses	431,098		958,499
Operating loss	(379,525)		(1,014,564)
Other income (expense)	(36,391)		6,091
Income tax benefit (expense)	-		-
Net loss	$ (415,916)	$	(1,008,473)

The accompanying notes are an integral part of these financial statements.

Statements of Stockholders' Equity
Years Ended December 31, 2018 and 2019
(UNAUDITED)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balances - December 31, 2017	-	$ -	8,601,010	$ 860	$ 611,113	$ (728,167)	$ (116,194)
Issuance of SAFEs	-	-	-	-	50,000	-	50,000
Issuance of Crowd SAFEs	-	-	-	-	50,000	-	50,000
Stock-based compensation	-	-	-	-	3,605	-	3,605
Net loss	-	-	-	-	-	(415,916)	(415,916)
Balances - December 31, 2018	-	-	8,601,010	860	714,718	(1,144,083)	(428,505)
Issuance of Crowd SAFEs	-	-	-	-	135,395	-	135,395
Conversion of KISS & SAFEs	-	-	-	-	(200,000)	-	(200,000)
Issuance of Series Seed Preferred Stock	11,345,784	1,135	-	-	2,633,261	-	2,634,396
Stock-based compensation	-	-	-	-	8,315	-	8,315
Net loss	-	-	-	-	-	(1,008,473)	(1,008,473)
Balances - December 31, 2019	11,345,784	$ 1,135	8,601,010	$ 860	$ 3,291,689	$ (2,152,556)	$ 1,141,128

The accompanying notes are an integral part of these financial statements.

3

Statements of Cash Flows
(UNAUDITED)

	Year Ended December 31,	
	2018	2019
Cash Flows from Operations		
Net income loss	$ (415,916)	$ (1,008,473)
Adjustments to net loss		
Debt restructuring cost	7,257	-
Accrued interest on note payable	4,614	-
Conversion costs of convertible instruments	42,709	128,469
Stock-based compensation	3,605	8,315
Depreciation and amortization	51,524	53,241
Changes in assets and liabilities		
Other assets	(29,455)	15,169
Accrued liabilities	15,304	19,024
Deferred revenues	(45,383)	(5,338)
Total Cash Flows from Operations	(365,741)	(789,593)
Cash Flows from Investments		
Purchase of assets	(3,429)	(23,037)
Investment in software for internal use	(28,238)	(29,049)
Total Cash Flows from Investments	(31,667)	(52,086)
Cash Flows from Financing		
Increase (decrease) in revolving debt	662	(9,388)
Repayment of note payable	(5,834)	(59,123)
Issuance of convertible notes payable	340,000	-
Issuance of Crowdfunding SAFEs	50,000	135,395
Issuance of Convertible Preferred Stock	-	1,764,396
Total Cash Flows from Financing	384,828	1,831,280
Total Cash Flows	(12,580)	989,601
Beginning Cash Balance	17,881	5,301
Ending Cash Balance	$ 5,301	$ 994,902

The accompanying notes are integral part of these financial statements.

NOTE 1 – NATURE OF OPERATIONS

Balloonr, Inc. ("Balloon" or the "Company") was originally formed as an Ohio limited liability company on January 22, 2014. The Company was converted to a Delaware corporation on June 3, 2015. The Company's headquarters are in San Francisco, California.

Balloon provides a Software-as-a-Service ("SaaS") subscription that enables organizations to solicit input, feedback, insights and suggestions from employees, free of bias and political maneuvering. Employees submit their ideas and suggestions anonymously, so that ideas can be judged free of political or hierarchical considerations. Only after an idea has been decided upon may submitters reveal their identity, if they choose to do so.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, as well as the reported amount of revenues and expenses during. Actual results could materially differ from these estimates.

Significant estimates include, but are not necessarily limited to, the values of capitalized software development costs, intangible assets, accrued liabilities and the valuation allowance against deferred tax assets.

It is reasonably possible that changes in estimates could occur in the near term and that such changes could have material impacts on the Company's financial position and results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

The Company maintains its cash on deposit with a well-established and widely known bank, which management considers financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, the Company may maintain balances in excess of the insured amount.

Cash equivalents include all highly liquid debt instruments purchased with an original maturity of three months or less.

Revenue Recognition

The Company earns revenues by providing to customers access to its online platform and anonymous feedback tools, which it delivers via a Software-as-a-Service ("Saas") model.

The Company recognizes subscription revenues as they are earned, by providing access to customers over the periods of customer subscriptions. Currently, subscription periods range from 1 month to 12 months. The Company collects payments for customer subscriptions upfront, in advance of delivery of its services. Fees that have been received, but not yet earned, are recorded as deferred revenues, a liability on the Company's balance sheet. The Company then recognizes these subscription revenues ratably over the periods of its customer subscriptions, as it earns revenues by providing access to its online platform and tools.

The Company also earns revenues from professional services, including initial customer setup, onboarding, training and other consulting services. Revenues from these services are recognized as the Company performs the services, provided that collection of related customer fees either has occurred or is reasonably assured.

Capitalization of Software Development Costs for Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet internal needs for the Company's cloud-based applications used to deliver services to its customers. In accordance with Accounting Standards Codification ("ASC") 350-40, *Internal-Use Software*, the Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable.

Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Intangible Assets

When the Company's predecessor, an Ohio limited liability company, was converted to a Delaware corporation, intangible assets, including the brand, confidential intellectual property and technical know-how, were transferred to the Company. These assets have been recorded as other noncurrent assets on the Company's balance sheet. These intangible assets are being amortized over a period of 15 years, beginning on the date of conversion.

During the year ended December 31, 2019, the Company purchased a web domain, the cost of which has been included other noncurrent assets.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price), in the primary market for the asset or liability, in an orderly transaction, between independent, knowledgeable, willing market participants. Because actual fair values of held financial instruments are not always known with complete certainty or precision, applicable accounting guidance provides a hierarchy for prioritizing inputs used in estimating the fair values of financial instruments. The prioritization hierarchy is described below.

Level 1 (Highest Priority) – Observable inputs that reflect quoted prices for identical assets or liabilities in active markets.

Level 2 – Other relevant inputs that are directly or indirectly observable in active markets.

Level 3 (Lowest Priority) – Unobservable inputs, based on management's assumptions and estimates, which are not able to be observed or supported by publicly available market information.

Observable inputs are inputs that are objectively observed in active markets and are independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. Companies are required to maximize the use of publicly observable inputs from active markets, to the extent possible, and minimize the use of unobservable, nonpublic inputs when estimating and reporting the fair values of held assets.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of the date of held financial statements. These financial instruments include a promissory note payable, convertible notes payable, a Keep it Simple Security ("KISS"); Simple Agreements for Future Equity ("SAFEs"), Crowdfunding Simple Agreements for Future Equity ("Crowd SAFEs"), and convertible preferred stock. The reported values of these instruments approximate their fair market values, without material exception, as these instruments have been outstanding for short periods of time, and market conditions, including interest rates, have not changed significantly since the instruments were originated.

Convertible Notes Payable

The Company issued several convertible promissory notes in exchange for cash financing. During the year ended December 31, 2019, all outstanding principal plus accrued interest was converted into shares of Series Seed Convertible Preferred Stock.

Keep it Simple Security ("KISS")

The Company issued a Keep is Simple Security ("KISS") to an early investor, in exchange for cash financing. During the year ended December 31, 2019, the KISS was converted into shares of Series Seed Convertible Preferred Stock.

Simple Agreements for Future Equity ("SAFEs")

The Company issued two Simple Agreements for Future Equity "SAFEs" in exchange for cash financing. During the year ended December 31, 2019, the SAFEs were converted into shares of Series Seed-1 Convertible Preferred Stock.

Crowdfunding Simple Agreements for Future Equity ("Crowd SAFEs")

The Company issued numerous Crowdfunding Simple Agreements for Future Equity "Crowd SAFEs" in exchange for cash financing, via a crowdfunding platform. These funds have been included in additional paid-in capital, a component of equity

The Company can elect to postpone converting the Crowd SAFE investors' funds into shares of Preferred Stock until the Company undergoes a change of a control, as would be the case in a merger or an initial public offering ("IPO") of the Company's stock. If the Company elects to delay conversion until a change of control, then the Crowd SAFEs would convert into the shares of the last Preferred Stock financing, prior to conversion, but at a share price equal to the share price of the first Preferred Stock financing, at the time of the Company's election to postpone conversion.

Income Taxes

The Company follows the guidance of ASC 740, "Income Taxes" ("ASC 740"). Deferred income tax assets and liabilities are recognized for expected impacts of differences in amounts of certain items for tax and financial reporting, based on enacted tax laws and statutory tax rates. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the changes during the period in the amounts of deferred tax assets and liabilities.

At present, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

NOTE 3 – CASH

Substantially all of the Company's cash is held in a large, widely recognized bank, which is insured by the FDIC, and which management considers financially stable and reliable. Cash balances were approximately $5,000 and $995,000 as of December 31, 2018 and 2019, respectively.

NOTE 4 – OTHER CURRENT ASSETS

Other current assets consist of deferred costs directly associated with deferred revenues. Nonrecurring direct costs of generating revenues, such as customer support costs, are accounted for as deferred costs of revenues.

Deferred costs of revenues are amortized and converted to cost of revenues ratably over the subscription periods of the associated revenues. Such deferred direct costs of revenues totaled approximately $32,000 and $16,000 as of December 31, 2018 and 2019, respectively.

NOTE 5 – EQUIPMENT

Equipment consists of computer equipment purchased by the Company. The original costs of computer equipment are recorded as assets and depreciated over a period of three years.

The balance of equipment, net of accumulated depreciation, was $3,000 and $5,000 as of December 31, 2018 and 2019, respectively. Depreciation expense related to this equipment approximately $400 and $1,5000 during the years ended December 31, 2018 and 2019, respectively.

NOTE 6 – CAPITALIZED SOFTWARE DEVELOPMENT COSTS

Capitalized software development costs consist of the costs incurred to add new features and functionality to the Company's existing platform, through which the Company delivers its services. These capitalized costs are amortized over a period of five years.

Net capitalized software development costs total approximately $86,000 and $90,000 as of December 31, 2018 and 2019, respectively. Approximately $25,000 and $25,000 was recognized as amortization expense, related to capitalized software development costs, during the years ended December 31, 2018 and 2019, respectively.

NOTE 7 – OTHER NONCURRENT ASSETS

The largest component of other noncurrent assets is the set of intangible assets that were transferred to the Company from a predecessor entity when the Company was established. These intangible assets consist of the Balloon brand, confidential intellectual property and technical know-how and totaled approximately $391,000 on June 3, 2015, the date of the transfer to the Company. These intangible assets are being amortized over a period of 15 years.

During the year ended December 31, 2020, the Company purchased a web domain at a cost of approximately $20,000. This intangible asset is being amortized over a period of 15 years.

The Company recognized approximately $26,000 and $27,000 in amortization expense, related intangible assets, during the years ended December 31, 2018 and 2019, respectively. The balance, net of accumulated depreciation, of intangible assets, totaled approximately $298,000 and $291,000 as of December 31, 2018 and 2019, respectively.

NOTE 8 – ACCRUED LIABILITIES

Accrued liabilities consist primarily of accrued payroll and related costs. Such accrued amounts totaled approximately $33,000 and $52,000 on December 31, 2018 and 2019, respectively.

NOTE 9 – REVOLVING DEBT

Revolving debt represents amounts due on the Company's credit card for purchases made. Total outstanding credit card balances were approximately $16,000 and $6,000 on December 31, 2018 and 2019, respectively.

NOTE 10 – DEFERRED REVENUES AND DEFERRED COST OF REVENUES

Balloon earns revenues by providing to customers access to its online platform and anonymous feedback tools, which it delivers via a Software-as-a-Service ("Saas") model.

The Company subscription recognizes revenues as they are earned, by providing access to customers over the periods of customer subscriptions. Currently, subscription periods range from 1 month to 12 months. The Company collects payments for customer subscriptions upfront, in advance of delivery of its services.

Fees that have been received, but not yet earned, are recorded as deferred revenues, a liability on the Company's balance sheet. The Company then recognizes these subscription revenues ratably over the periods of its customer subscriptions, as it earns revenues by providing access to its online platform and tools.

Deferred revenue balances totaled approximately $18,000 and $12,000 as of December 31, 2018 and 2019, respectively.

The Company also earns revenues from professional services, including initial customer setup, onboarding, training and other consulting services. Revenues from these services are recognized as the Company performs the services, provided that collection of related customer fees either has occurred or is reasonably assured.

NOTE 11 – PROMISSORY NOTE

During the year ended December 31, 2018, the Company issued a promissory note (the "Note") for approximately $59,000. Under the Note, interest was charged at a rate of 15% per year, compounded monthly. This Note was fully repaid during the year ended December 31, 2019.

The Company also issued a warrant to the lender, giving the lender the right to purchase the number of shares of Common Stock, which is equal to 1.4% of the Company's outstanding equity shares, based on the number of outstanding equity shares and equivalents, on a fully diluted basis, at the time of exercise of the warrant, at an exercise price per share of $8,000,000 divided by the number of outstanding equity shares and equivalents, on a fully diluted basis, at the time of exercise.

NOTE 12 – CONVERTIBLE NOTES PAYABLE

Since inception, the Company has raised $670,000 cash in exchange for several convertible notes payable (collectively, the "Convertible Notes").

In May 2019, all Convertible Notes plus accrued interest were converted into shares of Series Seed Convertible Preferred Stock.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 14 – INCOME TAXES

The following table presents the current and deferred income tax accruals for federal and state income taxes for the year ended December 31, 2019.

Current income tax expense (benefit)	$ -
Total	$ -
Deferred tax asset (liability)	
Federal deferred income tax asset	$ 387,000
State deferred income tax asset	116,000
Valuation allowance	(503,000)
Total net asset recognized	-
Total current income tax expense (benefit)	$ -

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2019.

Deferred tax asset attributable to:	
Net operating loss carryover	$ 255,000
Accrued expenses	248,000
Valuation allowance	(503,000)
Net deferred tax asset recognized	$ -

As of December 31, 2019, the Company has approximately $387,000 in deferred income tax assets for federal income taxes and approximately $116,000 of deferred income tax assets for state income taxes. Such deferred tax assets are derived from the Company's ongoing losses, and they can be carried forward to offset and reduce future income and future income tax liability.

Because of the very early stage of the Company and the significant uncertainty regarding future income and the Company's ability to utilize the deferred tax assets, a 100% valuation allowance has been recorded to reduce the amount of recognized deferred tax assets to zero. The need for this valuation allowance will be reconsidered, and the valuation allowance potentially can be removed, in the future, if the Company demonstrates the ability to earn profits and utilize its deferred tax assets.

NOTE 15 – STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 28,000,000 shares of Common Stock.

As of December 31, 2019, 8,601,010 shares of Common Stock are issued and outstanding. Of this amount, 7,990,000, or approximately 93%, is held by the Company's two cofounders, both of whom remain active in the daily operations of the Company.

Series Seed and Series Seed-1 Convertible Preferred Stock

The Company is authorized to issue 13,800,000 shares of Series Seed Convertible Preferred Stock ("Series Seed"). As of December 31, 2019, 11,345,784 shares of Series Seed were issued and outstanding.

In May 2019, the Company issued 5,773,548 shares of Series Seed, at a price of $0.3056 per share, for aggregate cash proceeds of approximately $1,764,000. Concurrently, the Company issued 4,518,612 shares of Series Seed upon conversion of Convertible Notes with an aggregate principal balance of $670,000. The various Convertible Notes had been outstanding for varying lengths of time, and the conversion prices ranged from approximately $0.06 per share to approximately $0.24 per share. Concurrently, the Company issued 204,514 shares of Series Seed-1 Convertible Preferred Stock ("Series Seed-1) upon conversion of two SAFEs with an outstanding aggregate balance of $50,000, at a conversion price of approximately $0.24 per share. Concurrently, the Company issued 849,110 shares of Series Seed upon conversion of a KISS instrument with an outstanding balance of $150,000, at a conversion price of approximately $0.18 per share.

Holders of Series Seed and Series Seed-1 have certain rights and privileges, in preference to holders of Common Stock, as described below.

Dividend Preference

Holders of Series Seed and Series Seed-1 shall have rights to dividends at a rate of $0.0183 per annum for each share of Series Seed held and a rate of $0.0147 per annum for each share of Series Seed-1 held, only if declared by the Board of Directors, prior to and in preference to the holders of Common Stock.

Liquidation Preference

In the event of any liquidation of the Company, whether voluntary or involuntary, the holders of Series Seed and Series Seed-1 shall the right to receive, prior to and in preference to the holders of Common Stock, $0.3056 per share for every share of Series Seed held and $0.2445 for every share of Series Seed-1 held.

Only after the holders of Series Seed and Series Seed-1 have received their liquidation preference amounts, the remaining assets of the Company available for distribution, if any, shall be distributed to the holders of Common Stock, on a pro rata basis, based on the number of shares held.

Conversion Rights

Each share of Series Seed and Series Seed-1 is convertible into a share of Common Stock, on a one-for-one basis, at the option of the holder of Series Seed or Series Seed-1.

If not previously converted, all shares of Series Seed and Series Seed-1 shall be automatically converted in to shares of Common Stock, on a one-to-one basis, upon the closing on an initial public offering ("IPO") of the Company's Common Stock, which results in at least $30,000,000 gross proceeds to the Company.

Voting Rights

The holders of shares of Series Seed and Series Seed-1 shall have the right to one vote for each share of Common Stock into which his or her shares of Series Seed or Series Seed-1 are convertible.

Board of Directors

The holders of outstanding shares of Common Stock shall be entitled to elect three members of the Board of Directors. The holders of Series Seed, Series Seed-1 and Common Stock, voting together as a single class, shall be entitled to elect any remaining members of the Board of Directors.

Protective Provisions

The Company is prohibited from the following actions without first obtaining approval the holders of a majority of the outstanding shares of Convertible Preferred Stock:

(i)   Consummate a liquidation event, or effect a corporate merger;

(ii)   Amend, alter or repeal any portion of the Company's Certificate of Incorporation or Bylaws so as to adversely affect the rights of the holders of Series Seed or Series Seed-1;

(iii)   Increase or decrease the authorized number of shares of Common Stock or Convertible Preferred Stock;

(iv)   Authorize, create or issue any equity security;

(v)   Redeem, purchase or otherwise acquire any shares of Common Stock or Convertible Preferred Stock, except for the repurchase of unvested shares from former employees, consultants or directors upon the termination of their services to the Company;

(vi)   Change the number of or the method of electing the members of the Board of Directors; and

(vii)   Pay or declare any cash dividends.

Additional Paid-In Capital

Additional paid-in capital totaled approximately $465,000 and $3,292,000 as of December 31, 2018 and 2019, respectively.

Additional paid-in capital at December 31, 2019 consists of intellectual property valued at approximately $392,000, contributed by the cofounders when the LLC was converted into the Company in exchange for shares of Common Stock; approximately $37,000 of cash contributed by purchasers of Common Stock; approximately $185,000 of cash contributed by Crowd SAFE investors; approximately $869,000 of cash contributed by convertible note, SAFE and KISS investor; approximately $1,764,000 of cash contributed by Series Seed investors; and approximately $45,000 of stock-based compensation expense, related to stock options and warrants, with corresponding credits to additional paid-in capital.

Since inception, as of December 31, 2019, the Company has granted options and warrants to purchase 651,011 shares of Common Stock. These options and warrants have exercise prices ranging from $0.12299 to $0.79 and terms of 10 years. To date, options have been exercised to purchase 101,010 shares of Common Stock, with the remainder of options and warrants remaining outstanding.